   As filed with the Securities and Exchange Commission on September 19, 2003



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 5 TO
                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934

                         FRANK'S NURSERY & CRAFTS, INC.
                         -------------------------------
             (Exact name of registrant as specified in its charter)


            DELAWARE                                        47-0863558
-----------------------------------                 --------------------------
 (State or other jurisdiction of                         (I.R.S. Employer
  incorporation or organization)                        Identification No.)

         580 KIRTS BLVD., SUITE 300
              TROY, MICHIGAN                                   48084
--------------------------------------------             -----------------
  (Address of principal executive offices)                   (Zip Code)


       Registrant's telephone number, including area code: (248) 712-7000

     Securities to be registered pursuant to Section 12(b) of the Act: NONE

        Securities to be registered pursuant to Section 12(g) of the Act:

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ----------------------------------------
                                (Title of class)

ITEM 2. FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

         The following sets forth selected financial data for the periods indicated. The selected financial data should be read in conjunction with the Company's audited financial statements included herein. All dollar amounts are stated in thousands.

         The Company's plan of reorganization was confirmed by the bankruptcy court on May 7, 2002 and was consummated on May 20, 2002. With the change in ownership resulting from the plan of reorganization, the Company has adopted fresh-start reporting in accordance with the recommended accounting principles for entities emerging from Chapter 11 bankruptcy set forth in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"). The adjustments to reflect the consummation of the plan of reorganization, including the gain on discharge of pre-petition liabilities and the adjustments to record assets and liabilities at their fair values, have been reflected in the accompanying financial data for the sixteen weeks ended May 19, 2002. For financial reporting purposes, references to "Predecessor" refer to the Company's predecessors on and prior to May 20, 2002, and references to "Successor" refer to the Company on and after May 20, 2002, after giving effect to the implementation of fresh start reporting. Accordingly, the financial data for the sixteen weeks ended May 19, 2002 (Predecessor) and the thirty-six weeks ended January 26, 2003 (Successor) are not prepared on a basis comparable to the prior periods presented.


                             Thirty-Six
                             Weeks Ended      Sixteen                           Fiscal Years
                             January 26,    Weeks Ended   ----------------------------------------------------------
                                2003        May 19, 2002       2001           2000          1999           1998
                             (Successor)   (Predecessor)  (Predecessor)  (Predecessor)  (Predecessor)  (Predecessor)
                             -----------   -------------  -------------  -------------  -------------  -------------
Net Sales                     $ 204,156      $ 110,992      $ 371,417      $ 436,947      $ 487,332      $ 512,101
Restructuring and other
   related charges                1,127         21,839         40,887        127,047              0              0
Net income (loss)               (17,631)       158,281        (91,996)      (168,290)        (9,296)         2,374
Balance Sheet Data:
Total assets                    107,481        187,081        165,313        286,021        449,633        433,263
Total debt, including
   current portion               57,988        155,084        166,832        214,310        233,416        194,695

Shareholder's equity
   (deficiency in assets)         9,846       (123,553)       (97,995)        (5,939)       147,826        151,063

PRO FORMA OPERATING RESULTS

         The following unaudited pro forma statement of operations reflects the financial results of the Company for the thirty-six weeks ended January 26, 2003, and the sixteen weeks ended May 19, 2002 as if the Company's plan of reorganization had been effective and the store closure programs had been completed as of the beginning of 2002. All amounts are stated in thousands, except for per share data.

                                                       For the fiscal year ended January 26, 2003
                               ---------------------------------------------------------------------------------------------
                                Thirty-six        Sixteen
                                  Ended         Weeks Ended
                                January 26,       May 19,
                                   2003            2002      Restructuring    Closed    Fresh-start    Financing
                                (Successor)    (Predecessor)     Items        Stores    Adjustments   Agreements   Proforma
                                -----------    ------------- -------------    ------    -----------   ----------   --------

Net Sales                         $204,156        $110,992                                                         $315,148  (1)
Operating costs and expenses:
  Cost of sales, including         153,953          80,756                     (829)       (3,151)                  230,729  (1),(2)
buying and
     Occupancy
  Selling, general and              61,873          31,490                     (410)         (780)                   92,173  (1),(2)
administrative
  Restructuring and other            1,127          21,839      (22,966)                                                  0  (1)
related
     Charges
  Other income                        (200)           (118)                                                            (318)
                                  --------        --------    ---------      ------        ------        ----      --------
                                   216,753         133,967      (22,966)     (1,239)       (3,931)          0       322,584
                                  --------        --------    ---------      ------        ------        ----      --------

Income (loss) from operations      (12,597)        (22,975)      22,966       1,239         3,931           0        (7,436)
Interest expense                     5,034           2,583                                               (310)        7,307  (3)
                                  --------        --------    ---------      ------        ------        ----      --------
Loss before reorganization
items and income taxes             (17,631)        (25,558)      22,966       1,239         3,931         310       (14,743)
                                  --------        --------    ---------      ------        ------        ----      --------
Reorganization items:
  Gain on cancellation of pre-                     184,954     (184,954)                                                  0  (1)
     petition liabilities
  Fresh start adjustments                              324         (324)                                                  0  (1)
  Extinguishment of debt                            (1,439)       1,439                                                   0  (1)
                                  --------        --------    ---------      ------        ------        ----      --------
    Total reorganization items                     183,839     (183,839)
                                  --------        --------    ---------      ------        ------        ----      --------
Income tax expense
                                  --------        --------    ---------      ------        ------        ----      --------
Net income (loss)                 $(17,631)       $158,281    ($160,873)     $1,239        $3,931        $310      ($14,743)
                                  ========        ========    =========      ======        ======        ====      ========


Basic and diluted loss per
  share                                                                                                              ($0.74) (4)

Basic and diluted weighted
  average common Shares
  outstanding                                                                                                        20,000  (4)

(1) Reported results have been adjusted to eliminate the net expense resulting from the Company's Chapter 11 bankruptcy proceedings, subsequent reorganization efforts and store closures.

(2) To eliminate historical depreciation expense and record pro forma depreciation using the "fresh start" cost basis for property, equipment and leasehold improvements.

(3) To eliminate interest on the Company's debtor-in-possession credit facility (the "DIP Facility") and related debt issue costs and record interest on the Company's term loan with Kimco Capital Corp. (the "Term Loan") and the Company's revolving credit facility with Congress Financial Corporation (the "Revolving Facility") of $2.3 million plus amortization of new debt issue costs related to the Term Loan and the Revolving Facility of $0.4 million and new amortization of $0.9 million for the warrants associated with the Term Loan. Revolving Facility interest is based on fees associated with outstanding letters of credit of $14 million and no outstanding borrowings.

(4) Pro forma weighted average common shares outstanding represents the shares of new common stock issued under the reorganization plan.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FRESH START REPORTING AND FACTORS AFFECTING COMPARABILITY OF FINANCIAL
INFORMATION

         The Company emerged from Chapter 11 bankruptcy proceedings on May 20, 2002, which for financial reporting purposes, the Company deemed the effective date of the plan of reorganization. Fresh start reporting has been implemented as of May 20, 2002, and accordingly, at such date all assets and liabilities were restated to reflect their respective fair values. See note 1 to the audited financial statements included herein for a discussion of the fresh start adjustments. For financial reporting purposes, references to "Predecessor" refer to the Company's predecessors on and prior to May 20, 2002, and references to "Successor" refer to the Company on and after May 20, 2002, after giving effect to the implementation of fresh start reporting. Successor financial statements are not comparable to Predecessor financial statements. However, for discussion of results of operations, the thirty-six weeks ended January 26, 2003 (Successor) has been combined with the sixteen weeks ended May 19, 2002 (Predecessor) and compared with the fiscal year ended January 27, 2002 (Predecessor).

RESULTS OF OPERATIONS

2002 COMPARED TO 2001

     The following table shows the combined 2002 periods in comparison to the corresponding 2001 period (dollars in thousands):

                                                Thirty-six
                                                Weeks Ended     Sixteen Weeks     Fifty-two         Fifty-two
                                                January 26,     Ended May 19,    Weeks Ended       Weeks Ended
                                                                                 January 26,       January 27,
                                                    2003            2002             2003             2002
                                                (Successor)     (Predecessor)     (Combined)      (Predecessor)
                                                -----------     -------------    -----------      -------------

Net sales                                        $ 204,156        $ 110,992        $ 315,148        $ 371,417

Operating costs and expenses:
   Cost of sales, including buying and             153,953           80,756          234,709          297,850
occupancy
   Selling general and administrative               61,873           31,490           93,363          109,404
   Restructuring and other related charges           1,127           21,839           22,966           40,887
   Early extinguishment of debt                                                                         4,230
   Amortization of goodwill                                                                             1,631
   Other income                                       (200)            (118)            (318)          (1,221)
     Total operating costs and expenses            216,753          133,967          350,720          452,781
Loss from operations                               (12,597)         (22,975)         (35,572)         (81,364)
Interest expense                                     5,034            2,583            7,617           10,632
Reorganization income                                               183,839          183,839
                                                 ---------        ---------        ---------        ---------
Net income (loss)                                $ (17,631)       $ 158,281        $ 140,650        $ (91,996)
                                                 =========        =========        =========        =========


     NET SALES. Net sales were $315.1 million for 2002, a decrease of $56.3 million or 15.2% compared with 2001 net sales of $371.4 million for 2001. Comparative store sales (stores open for the full time for the periods presented) decreased 5.3% for 2002. Factors contributing to the net sales decrease resulted from unfavorable weather patterns in virtually all markets where the

Company operates which negatively impacted the lawn and garden sales for the first quarter of 2002 and a general weakness in economic conditions during 2002. In addition net sales for 2001 included sales related to the store closure programs of $35.8 million.

     COST OF SALES, INCLUDING BUYING AND OCCUPANCY. Cost of sales were $234.7 million for 2002 compared with $297.9 million for 2001. As a result of the reorganization efforts of the Company during bankruptcy, a charge of $8.1 million for a lower of cost or market reserve for inventory was recorded in 2001 (an "inventory clearance reserve"). The categories of inventory included specific classes within the floral, home decor, Christmas Trim-a-Tree and basic craft (such as paints yarn, and stitchery) product lines that would no longer be purchased or that were determined to be obsolete for the business upon emergence. In 2002 the Company adjusted its inventory valuation reserve resulting in a $2 million lower of cost or market charge in accordance with its accounting policy. Cost of sales, as a percentage of net sales, was 74.5% in 2002 compared with 80.2% in 2001. Excluding cost of sales for the stores that were part of the store closing programs in 2001, cost of sales for 2002 would have been 73.6% of net sales compared with 74.3% for 2001. The 2002 merchandise profit margin (defined as net sales less cost of sales, excluding buying and occupancy costs) declined due to the 2002 competitive Christmas trim-a-tree discounts. In addition sales of inventory clearance merchandise (categories described above) produced a lower margin in 2002 (net of items sold below cost) compared to the prior year when the items sold at full or slightly discounted retail prior to the start of the program in the fourth quarter. Also included in 2001 were costs of $4.1 million for the loss on inventory liquidated under the store closure programs and the $8.1 million inventory clearance reserve.

     SELLING, GENERAL, AND ADMINISTRATIVE ("SG&A") EXPENSES. SG&A expenses for 2002 were $93.4 million compared with $109.4 million for 2001. This decline was due primarily to lower store expenses resulting from the lower store base and lower corporate expenses. As a percentage of net sales, SG&A expenses were 29.6% for 2002 compared with 29.5% for 2001. Excluding expenses for the stores that were part of the store closing programs in 2001, SG&A expenses for 2001, as a percentage of net sales, would have been 31.0%.

     RESTRUCTURING AND OTHER RELATED CHARGES. The charge for 2002 was $23 million compared with $40.9 million for 2001. The charge for 2002 included the following: $15.5 million for costs of lease rejections; $2 million for additional pre-petition claim payments; $2.8 million for professional fees; $1.8 million for severance and employee retention plans approved by the bankruptcy court while under Chapter 11 bankruptcy; $1.1 million for costs of mortgage debt; and miscellaneous expenses of $0.8 million offset by a $1 million adjustment to the net selling price of the properties classified as assets to be disposed of that were sold during 2002. The $15.5 million liability for the costs of rejected store leases represented an estimate of the maximum claim allowed under bankruptcy law. In accordance with the plan of reorganization, these claims were treated as general unsecured claims and resulted in a cancellation of debt and recognized as a reorganization item. The $1.1 million liability for costs of mortgage debt represented an estimate to properly state the pre-petition long-term debt in accordance with the plan of reorganization. The charge for 2001 includes $14.4 million for the write-down of goodwill and $15.2 million for the write-down of fixed assets as a result of the bankruptcy and asset impairment analysis. Charges related to the store closings included $0.3 million for termination and severance payments for the store closure programs and $3.2 million for the write-off of the remaining assets, related goodwill, and capital lease debt related to the store closure programs, offset by $0.9 million of leasehold interest sales. Also included are professional fees of $4.6 million and $3.2 million for severance and employee retention plans and $0.9 million of miscellaneous.

     EARLY EXTINGUISHMENT OF DEBT. The early extinguishment of debt for 2001 primarily represented the write-off of debt issue costs in connection with the retirement of an outstanding credit facility with various banks and financial institutions utilizing proceeds from the debtor-in-possession credit facility at the petition date. The total debt retired and associated fees totaled $62.1 million, resulting in the early extinguishment of debt of $4.2 million primarily for the write-off of debt issue costs.

     OTHER INCOME. Other income, primarily related to gains from the sale of property and leases was $0.3 million for 2002 compared to $1.2 million for 2001. The decrease was due primarily to gains from the sale of property and leases that was $0.2 million for 2002 compared to $0.9 million for 2001.

     INTEREST EXPENSE. Interest expense for 2002 was $7.6 million compared with $10.6 million for 2001. Lower interest for 2002 related to the new exit financing arrangements and refinancing of existing mortgage debt.

     REORGANIZATION ITEMS. A gain of $183.8 million was recognized for 2002. The gain was due to the cancellation of pre-petition liabilities upon emergence ($184.9 million), the fresh start accounting adjustments ($0.3 million), offset by a loss from the extinguishment of debt ($1.4 million).

     INCOME TAXES. No income tax benefit was recognized for the net loss before reorganization items for 2002. Instead, the increase in net deferred tax assets as a result of the loss was offset by an equal increase in the valuation allowance. In addition, no income tax expense or benefit was recognized on the reorganization items. The items of income and expense included in the reorganization income are non-taxable and non-deductible, respectively.

2001 COMPARED TO 2000

     NET SALES. Sales were $371 million for 2001 compared to $437 million for 2000, a decrease of 15%. The decrease was due primarily to closing of stores in 2001. Sales for these closed stores were $35.8 million in 2001 and $99.7 million in 2000, a decrease of $63.9 million. Comparable store sales increased 0.3%. Sales for the 170 comparable store base (described below) increased 0.9%. Excluding the first eight weeks of the first quarter, which were negatively impacted by the Chapter 11 reorganization, net sales for the 170 comparable store base, increased 3%.

     The 170 comparable store base represents the remaining 170 stores operated by the Company at the end of 2001, following the closing of 46 stores under the 2001 store closing programs and three other stores closed during 2001 upon the expiration of the applicable leases.

     COST OF SALES INCLUDING BUYING AND OCCUPANCY. Cost of sales including buying and occupancy expenses were $297.9 million in 2001 compared to $317.1 million in 2000. The reduction of $19.2 million amounted to a 6% decrease. Cost of sales, as a percentage of net sales, increased by 7 % to 80% in 2001 compared to 73% in 2000. Included in the costs were $4.1 million in 2001 and $3.2 million in 2000 for the loss on inventory liquidated under the store closure programs as discussed in note 3 to the audited financial statements included herein. In addition, 2001 includes a charge of $8.1 million to write-down inventory designated as clearance product primarily in the floral, home decor, craft and Christmas trim-a-tree product lines to net realizable value. Merchandise profit margins (defined as net sales less cost of sales, excluding buying and occupancy costs), excluding charges for inventory liquidation losses and the inventory clearance reserve, declined by 5% due to increased promotional activity resulting from the competitive lawn and garden market as well as a very competitive Christmas season and the impact of inventory clearance activity. This decline includes 1% of margin loss related to the 22 stores liquidated by the Company. Buying and occupancy costs were $65 million in 2001 compared with $75.2 million in 2000, a decrease of 14% that was due principally to reduced occupancy costs from the 2001 store closing program.

     SELLING, GENERAL & ADMINISTRATIVE ("SG&A") EXPENSES. SG&A expenses for 2001 were $109.4 million compared to $136.7 million in 2000. The decline of $27.3 million results from lower store expense due to the reduced store base and reduced advertising and corporate expenses. As a percentage of net sales, SG&A expenses decreased by 1% to 30% in 2001 compared to 31% in 2000.

     OPERATING LOSS. Operating loss (defined as net sales less cost of sales including buying and occupancy costs, and selling, general and administrative expenses) for 2001 was $35.8 million compared to $16.9 million in 2000. The increased operating loss was primarily the result of the liquidation of the stores under the 2001 store closing program and expenses incurred to complete the liquidation of the 2000 store closing programs in 2001 compared to the operating loss generated by these stores during 2000, as well as the loss on inventory liquidated under the 2001 store closing program. The operating loss, as a percentage of net sales, was 10% for 2001, an increase of 6% from 4% for 2000. Excluding the impact of the 2001 and 2000 store closing programs and the inventory reserves in 2001 and 2000, the operating loss for 2001 was $14.1 million compared with $11.8 million for 2000. The increase of $2.3 million was due to the lower merchandise margins as explained above.

     RESTRUCTURING AND OTHER RELATED CHARGES. The net charge was $40.9 million in 2001 compared with $127 million in 2000. The charge for 2001 resulting from the Chapter 11 reorganization, asset impairment analysis and store closures is as follows:

         Write-down of goodwill                            $14.4
         Write-down of fixed assets                         15.2
         Store closure program (see above)                   2.6
         Bankruptcy related costs                            8.7
                                                           -----
                  Total                                    $40.9
                                                           =====

         Bankruptcy related costs for 2001 include $4.6 million for professional fees, $3.2 million for severance and employee retention plans approved by the bankruptcy court under the Chapter 11 reorganization and $0.9 million for miscellaneous items.

     EARLY EXTINGUISHMENT OF DEBT. For 2001 consists primarily of the write-off of debt issue costs to retire the Company's outstanding obligations under a credit facility that existed at January 28, 2001. The total debt retired and associated fees paid under the debtor in possession credit facility was $62.1 million.

     OTHER INCOME. Other income for 2001 was $1.2 million compared to $1 million for 2000. Other income for both 2001 and 2000 related primarily to interest on cash equivalents and marketable securities and gains from the sale of property and leases.

     INTEREST AND DEBT EXPENSE. Interest and debt expense was $10.6 million in 2001 compared with $23.9 million in 2000. Lower interest in 2001 relates to the discontinuance of an interest accrual for the senior subordinated notes since the prepetition date. In accordance with AICPA Statement of Position 90-7, no interest is accrued if it is probable the interest will not be an allowed claim. Contractual interest for 2001 was $21.5 million.

     INCOME TAXES. For 2000 income taxes represent a benefit resulting from the realization of certain net operating losses for which a full valuation allowance had been previously established. The Company reduced its valuation allowance by $0.9 million based upon regulatory approval for certain tax matters and immediately realized the related deferred tax asset when the tax refund was received. As of January 27, 2002, the Company's remaining net deferred tax asset position is fully offset with a valuation allowance, due to the Company's historical operating results. Due to the previously unrecognized tax benefits, no income tax provision has been provided for in 2001 and 2000.

LIQUIDITY AND CAPITAL RESOURCES

REVOLVING CREDIT FACILITY WITH CONGRESS FINANCIAL CORPORATION

     The Company entered into a revolving credit facility with Congress Financial Corporation on May 20, 2002. The facility is a $50 million, secured revolving loan facility, which includes $25 million of availability for letters of credit. The availability of borrowings under this facility generally is based on a percentage of eligible inventory and certain other assets, subject to certain reserves. The amounts reserved are based on a number of variables, including inventory levels, merchandise purchases and sales levels, and the types of reserves include inventory shrinkage, letters of credit outstanding, sales taxes and other liabilities of the Company. The total amount of these reserves varies by season but typically ranges from 15% to 35% of the cost of eligible inventory. As of January 26, 2003, there were no amounts outstanding under the facility, and outstanding letters of credit aggregated $7.3 million. Availability as of January 26, 2003 was $9.4 million.

     The credit facility allows the Company the option of prime rate loans or Eurodollar loans. Depending upon the Company's excess availability, loans under the facility bear interest at either the prime rate plus 0.25% or 0.75% or a Eurodollar rate plus 2.75%, 3.25% or 3.5%. These rates were increased by an amendment to the credit facility on February 10, 2003 (as further described below), and prior to such amendment, the interest rates under the facility were either the prime rate plus 0.25% or 0.5% or a Eurodollar rate plus 2.75%, 3% or 3.25%. The facility has an initial term of three years and renews for successive one-year terms thereafter unless the lender or the Company elects to terminate the facility as of the end of the initial term or any renewal term. The facility includes an unused line fee of 0.25% per year, a servicing fee of $10,000 per calendar quarter, and an early termination fee in an amount equal to 2% of the amount of the maximum credit if the facility is terminated in whole during the first year, 1% if terminated during the second year, and 0.5% if terminated during the third year.


     The credit facility contains a number of covenants, which restrict, among other things, Frank's ability to incur additional debt or make other restricted payments, grant liens, make loans, advances, and investments, engage in transactions with affiliates, dispose of assets, prepay and refinance debt, and make certain changes in its business. The credit facility also prohibits the declaration or payment by the Company of dividends on shares of its capital stock. For certain days during the third and fourth quarters of 2002, the Company was not in compliance with a covenant in the facility that required a minimum ratio of inventory to accounts payable. On December 17, 2002, Congress Financial retroactively waived the non-compliance with the inventory to accounts payable covenant which occurred during certain accounting periods during the 2002 third and fourth quarters. On January 26, 2003, the Company was not in compliance with the inventory to accounts payable covenant and a covenant in the facility which required a minimum level of adjusted EBITDA. The required inventory to accounts payable ratio for January 26, 2003 was 6.00, and the actual ratio as such date was 2.32. The required minimum level of adjusted EBITDA for the period from May 20, 2002 through January 26, 2003 was $(4.4) million, and the actual level for such period was $(8.3) million.

     Adjusted EBITDA, as measured under the credit facility, equals the net earnings of the Company on a consolidated basis for the applicable fiscal period, minus extraordinary gains included in such net earnings for such fiscal period, plus interest expense, income taxes, depreciation and amortization, other non-cash charges (other than to the extent requiring an accrual or reserve for future cash expenses) and non-cash extraordinary losses deducted from such net earnings for such fiscal period, plus, for the fifth, sixth and seventh accounting periods of the Company's 2002 fiscal year, restructuring charges of up to $500,000 in the aggregate for such accounting periods deducted from such net earnings for such fiscal period, all as determined in accordance with generally accepted accounting principles ("GAAP"). A summary of the calculation of the Company's adjusted EBITDA for the period from May 20, 2002 through January 26, 2003 is set forth below.



                                                           (in 000s)


                  Net loss                                 $(17,631)
                  Plus:
                           Depreciation                       2,259
                           Interest expense                   5,034
                           Non-cash extraordinary losses:
                                    Inventory reserve         1,994
                                                           --------

                  Adjusted EBITDA                          $ (8,344)
                                                           ========

Adjusted EBITDA should not be considered an alternative to GAAP net income as an indication of the Company's performance. The computation of adjusted EBITDA required by the Company's credit facility with Congress Financial may differ from the methodology for calculating adjusted EBITDA utilized by other companies, and therefore, may not provide an appropriate comparison to the results of other companies.

     As a result of obtaining more favorable vendor terms than originally anticipated and improved inventory management, the assumptions on which the financial projections were based in determining the inventory to accounts payable financial covenant for the facility had changed. On February 10, 2003, the Company and Congress Financial entered into an amendment to the facility which waived the non-compliance with the financial covenants which occurred during the last two accounting periods of fiscal year 2002, revised the measurement of minimum levels of inventory from a daily to a weekly basis, lowered the minimum quarterly adjusted EBITDA levels, revised the minimum ratio of inventory to accounts payable to be a ratio of accounts payable to inventory, and increased the interest rates for the facility as described above. The amended financial covenants are measured only if (1) the Company's excess availability, plus the amount of cash equivalents maintained by the Company in an account under the control of Congress Financial, falls below $4 million at any time or (2) the Company's average excess availability, plus the average amount of cash equivalents maintained in such account, for any four-week period falls below $9 million. In such event, the minimum adjusted EBITDA covenant is measured quarterly and the minimum accounts payable to inventory ratio covenant is measured for each accounting period, and the minimum levels required by each covenant varies from period to period as set forth in the tables below. Management believes that the amended covenants are less restrictive and provide the Company with more flexibility than the original covenants. As of the end of the fiscal quarter ended May 18, 2003, the Company had sufficient excess availability such that the financial covenants were not measured.

     The following table summarizes the minimum adjusted EBITDA levels required by the Congress Financial credit facility for each applicable period. As used in the table, "Accounting Period" refers to the 13 four-week calendar periods within the Company's fiscal year; provided, however, that the last Accounting Period in each fiscal year may consist of five weeks.

                                                                                      MINIMUM AMOUNT
                                        PERIOD                                      OF ADJUSTED EBITDA
                                        ------                                      ------------------

        The period of 13 Accounting Periods ending on the last day of the
        fourth Accounting Period of the fiscal year of Company ending in 2004           ($4,550,000)


        The period of 13 Accounting Periods ending on the last day of the
        seventh Accounting Period of the fiscal year of Company ending in 2004          ($5,620,000)


        The period of 13 Accounting Periods ending on the last day of the
        tenth Accounting Period of the fiscal year of Company ending in 2004            ($7,610,000)


        The period of 13 Accounting Periods ending on the last day of the
        fiscal year of Company ending in 2004                                            $1,090,000

        The period of 13 Accounting Periods ending on the last day of the
        fourth Accounting Period of the fiscal year of Company ending in 2005            $5,070,000


        The period of 13 Accounting Periods ending on the last day of the
        seventh Accounting Period of the fiscal year of Company ending in 2005           $7,800,000

        The period of 13 Accounting Periods ending on the last day of the
        tenth Accounting Period of the fiscal year of Company ending in 2005             $9,060,000


        The period of 13 Accounting Periods ending on the last day of the
        fiscal year of Company ending in 2005                                           $11,800,000

        The period of 13 Accounting Periods ending on the last day of each
        fourth, seventh, tenth and thirteenth Accounting Period thereafter              $11,800,000


     The following table summarizes the minimum accounts payable to inventory ratio required by the Congress Financial credit facility for each applicable period.

                                                                                          MINIMUM
                                                                                    ACCOUNTS PAYABLE TO
                                  ACCOUNTING PERIOD                                   INVENTORY RATIO
                                  -----------------                                 -------------------

        The second Accounting Period of the fiscal year of Company ending in
        2004                                                                               39.5%

        The third Accounting Period of the fiscal year of Company ending in
        2004                                                                               43.9%

                                                                                          MINIMUM
                                                                                    ACCOUNTS PAYABLE TO
                                  ACCOUNTING PERIOD                                   INVENTORY RATIO
                                  -----------------                                 -------------------

        The fourth Accounting Period of the fiscal year of Company ending in 2004          53.6%

        The fifth Accounting Period of the fiscal year of Company ending in 2004           46.8%

        The sixth Accounting Period of the fiscal year of Company ending in 2004           35.8%

        The seventh Accounting Period of the fiscal year of Company ending in 2004         32.0%

        The eighth Accounting Period of the fiscal year of Company ending in 2004          39.8%

        The ninth Accounting Period of the fiscal year of Company ending in 2004           41.3%

        The tenth Accounting Period of the fiscal year of Company ending in 2004           36.1%

        The eleventh Accounting Period of the fiscal year of Company ending in 2004        36.0%

        The twelfth Accounting Period of the fiscal year of Company ending in 2004         35.3%

        The thirteenth Accounting Period of the fiscal year of Company ending in 2004      30.1%

        The first Accounting Period of the fiscal year of Company ending in 2005           43.9%

        The second Accounting Period of the fiscal year of Company ending in 2005          45.6%

        The third Accounting Period of the fiscal year of Company ending in 2005           48.8%

        The fourth Accounting Period of the fiscal year of Company ending in 2005          58.8%

        The fifth Accounting Period of the fiscal year of Company ending in 2005           54.9%

        The sixth Accounting Period of the fiscal year of Company ending in 2005           46.0%

        The seventh Accounting Period of the fiscal year of Company ending in 2005         42.8%

                                                                                          MINIMUM
                                                                                    ACCOUNTS PAYABLE TO
                                  ACCOUNTING PERIOD                                   INVENTORY RATIO
                                  -----------------                                 -------------------

        The eighth Accounting Period of the fiscal year of Company ending in 2005          49.0%

        The ninth Accounting Period of the fiscal year of Company ending in 2005           49.5%

        The tenth Accounting Period of the fiscal year of Company ending in 2005           44.1%

        The eleventh Accounting Period of the fiscal year of Company ending in 2005        45.0%

        The twelfth Accounting Period of the fiscal year of Company ending in 2005         49.3%

        The thirteenth Accounting Period of the fiscal year of Company ending in 2005      43.5%

        The first Accounting Period of the fiscal year of Company ending in 2006           43.9%

        The second Accounting Period of the fiscal year of Company ending in
        2006 and each Accounting Period thereafter                                         45.6%

TERM LOAN AND REVOLVING CREDIT FACILITY ARRANGED BY KIMCO CAPITAL CORP.

     On May 20, 2002, the Company also entered into a credit facility arranged by Kimco Capital Corp., providing for a $20 million term loan and $10 million of revolving loans. Frank's and Kimco Capital Corp. amended the facility on January 23, 2003, providing for an increase in the amount of revolving loans available under the credit facility to $20 million. The credit facility is secured by a first priority lien on certain of the Company's owned and leased real property and a second lien on the Company's inventory. These loans bear interest at 10.25% per year for an initial term of three years, with the option for the Company to renew the loans for up to an additional two years, provided that the Company is not then in default. A portion of the credit facility has been participated by Kimco Capital Corp. to Third Avenue Trust and/or its designees. On January 26, 2003 amounts outstanding under the credit facility included the $20 million term loan and $15.3 million of revolving loans.

     In connection with the facility, the Company issued warrants to the participating lenders and their affiliates to purchase up to an aggregate of 5,869,565 shares of common stock at an exercise price of $1.15 per share, subject to certain anti-dilution adjustments. In connection with the amendment of the credit facility on January 23, 2003, the Company issued warrants to the lenders and their affiliates to acquire an additional 5,000,000 shares of common stock at an exercise price of $2.00 per share, subject to certain anti-dilution adjustments. The warrants may be exercised in whole or in part at any time until the later or May 20, 2005 or the repayment or termination of the credit facility.

     The credit facility contains a number of covenants, which restrict, among other things, Frank's ability to incur additional debt, pay dividends or make other restricted payments, grant liens, make loans, advances and investments, engage in transactions with affiliates, dispose of assets, enter into sale-leaseback arrangements, effect mergers, consolidations, and dissolutions or issue preferred stock. In addition, Frank's is required to prepay borrowings under this facility with the net cash proceeds from the sale of certain assets. The Kimco credit facility does not contain any financial covenants, but a default by the Company under its credit facility with Congress Financial would trigger a default under the Kimco credit facility.

ADEQUACY OF CAPITAL RESOURCES

     The Company's principal sources of liquidity are cash flows from operations and borrowings under the two credit facilities. Based on current and anticipated levels of operations, the Company's management believes that cash flows from operations, together with amounts available under the Company's credit facilities, will be adequate to meet the Company's anticipated cash requirements, including debt service requirements and planned capital expenditures.

     The Company's most significant cash requirements are for merchandise inventory, and these requirements fluctuate throughout the year due to the seasonality of the business. Cash requirements increase substantially in August and September in anticipation of the Christmas season and in March and April for the lawn and garden business. Additionally, the Company's business depends, in part, on normal weather patterns across its markets. Any unusual weather patterns can have a material and adverse impact on the Company's revenues, particularly on the lawn and garden sector.

     In the months leading up to the Company's peak selling seasons, the Company orders product for delivery prior to and during the selling seasons. Frank's negotiates payment terms with suppliers on a case-by-case basis. Historically, the majority of payments are made during or shortly after the selling season, and a small percentage is paid prior to the influx of sales receipts. Working capital for pre-seasonal inventory buildup comes from the Company's two revolving credit facilities and/or cash generated by operations. The Company's revolving credit facility with Congress Financial Corporation is asset-based and allows for borrowing at a percentage of inventories on hand, net of amounts reserved under the credit agreement. The amounts reserved are based on a number of variables, including inventory levels, merchandise purchases and sales levels, and the types of reserves include inventory shrinkage, letters of credit outstanding, sales taxes and other liabilities of the Company. The total amount of these reserves varies by season but typically ranges from 15% to 35% of the cost of eligible inventory. The Company's revolving credit facility with Kimco Capital Corp. is secured by real estate and a second lien on the Company's inventory. Availability under the facility does not fluctuate from month to month as it is not tied to a borrowing base. Hence, the Company uses the Kimco revolver to fund most of the pre-seasonal inventory buildup, and the Congress facility when inventory levels and advance rates rise.

     The Company believes that its existing credit facilities will be adequate to cover its working capital needs until the facilities expire in May 2005. At that time, the Company plans to either renew the facilities or seek alternative outside financing. In the event that cash flows from operations, together with available borrowings under the Company's credit facilities are not sufficient to meet the Company's cash requirements, the Company would be required to obtain alternative financing and/or reduce planned capital expenditures. The Company can provide no assurance that alternative financing would be available on acceptable terms, especially in light of the fact that, except for miscellaneous real property and equipment, substantially all of the Company's existing assets are pledged as collateral for the existing credit facilities or that reductions in planned capital expenditures would be sufficient to cover any cash shortfalls.

     The Company anticipates spending approximately $3.2 million for capital expenditures for 2003, primarily for store remodeling. No store openings are planned for the remainder of 2003.

     The following table sets forth a summary of the Company's contractual commitments as of January 26, 2003 (revolving portion of the Company's credit facilities is assumed to be repaid in 2003):

                                                                   Payments due by Fiscal Year
                                                                   ---------------------------
                                                                                                            2008
                                        Total       2003       2004       2005       2006       2007      and after
                                        -----       ----       ----       ----       ----       ----      ---------
Long-term debt                         $22,600    $   565    $   601    $   642    $   684    $   725      $19,383
Capital lease obligations                5,135      1,393        791        820        705        541          885
  (including interest)
Operating leases                        91,312     13,188     12,651     11,536     10,477      8,747       34,713
Kimco Revolving Loans                   15,250     15,250
Kimco Term Loan                         20,000                           20,000
                                      --------    -------    -------    -------    -------    -------      -------
Total Contractual Obligations         $154,297    $30,396    $14,043    $32,998    $11,866    $10,013      $54,981
                                      ========    =======    =======    =======    =======    =======      =======

CRITICAL ACCOUNTING POLICIES

     The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Our significant accounting policies and estimates for restructuring costs are discussed in notes 2 and 4 of the notes to the audited financial statements included herein. Our critical accounting policies are subject to judgments and uncertainties that affect the application of these policies. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. On an on-going basis, the Company evaluates its estimates, including those related to revenue recognition, valuation of inventory, deferred tax assets, impairment of long-lived assets and restructuring costs. In the event estimates or assumptions prove to be different from actual amounts, adjustments are made in the subsequent period to reflect more current information. The material accounting policies that the Company believes are most critical to the understanding of the Company's financial position and results of operation are discussed below.

     REVENUE RECOGNITION. The Company recognizes revenue when the customer takes possession of the merchandise at the point of sale. The Company has a formal right of return policy that requires original receipt. The Company annually reviews sales returns to determine the length of time between the date of sale and the return date. Based upon its annual review and the applicable rules guiding revenue recognition, the Company has not deemed a reserve for sales returns necessary. If the sales return patterns were to change, the Company would record a reserve based upon projected sales returns utilizing current patterns.

     INVENTORY VALUATION. Inventories are valued at the lower of cost or market; cost being determined under weighted average method which approximates the first in, first out method. Calculations of the carrying value of inventory are made on an item-by-item basis. The Company annually reviews its inventory levels in order to identify obsolete, slow-moving merchandise and uses merchandise markdowns to clear such merchandise throughout the year. Where the markdown may result in an item being sold for less than its cost the Company provides a reserve for the difference between the cost and the expected selling price of all inventory items expected to be sold below cost. Additionally, the Company reduces the ending inventory value for estimated losses related to shrink. This estimate is determined based upon analysis of historical shrink losses as well as the results of interim cycle counts of seasonal inventory and its annual physical inventory. If there are items in inventory that do not sell as expected or there is an increase or decrease in inventory shrink as compared to historical norms, then the recorded reserves would be subject to change.

     DEFERRED INCOME TAXES AND VALUATION ALLOWANCE. Deferred income tax assets and liabilities represent the future income tax effect of temporary differences between the book and tax bases of the Company's assets and liabilities, assuming they will be realized and settled at the amounts reported in the Company's financial statements. The Company records a valuation allowance to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. This assessment includes consideration for the scheduled reversal of temporary taxable differences, projected future taxable income and tax planning strategies. Until the Company returns to profitability and generates taxable income, it is unlikely that there will be significant reductions to the valuation allowance.

     IMPAIRMENT OF LONG-LIVED ASSETS. It is the Company's policy to review the long-lived assets annually or whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. As a result of the bankruptcy proceedings and fresh-start accounting, the Company's long-lived assets have been revalued in accordance with SOP 90-7. Assumptions and estimates used in the evaluation of impairment, including current and future economic trends for stores are subject to judgment and changes in the assumptions and estimates may affect the carrying value of long-lived assets, and could result in additional impairment charges in future periods.

     RESTRUCTURING COSTS. As a result of the bankruptcy proceedings, certain estimates for pre petition claim payments, amounts for personal injury claims and attorney fees have been recorded. Resolution of these claims can affect the accuracy of the current estimates that could result in additional charges or reversals of previously recorded estimates in future periods.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this Amendment No. 5 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     FRANK'S NURSERY & CRAFTS, INC.


Date: September 16, 2003             By:   /s/ Alan Minker
                                           -------------------------------------
                                           Alan Minker
                                           Senior Vice President,
                                           Chief Financial Officer and Treasurer